SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Rallybio Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75120L 100

(CUSIP Number)

Robert Hopfner

Pivotal bioVenture Partners Fund I U.G.P. Ltd

501 2nd Street, Suite 200

San Francisco, CA 94107

(415) 697-1002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75120L 100

1.	Names of Reporting Persons. Nan Fung Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75120L 100

1.	Names of Reporting Persons. NF Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75120L 100

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75120L 100

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75120L 100

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I U.G.P. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75120L 100

1.	Names of Reporting Persons. Pivotal Partners Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75120L 100

1.	Names of Reporting Persons. Pivotal Life Sciences Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75120L 100

1.	Names of Reporting Persons. Nan Fung Life Sciences Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,271,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,271,311

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Rallybio Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”), which has its principal executive offices at 234 Church Street, Suite 1020, New Haven, CT 06510.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person”):

(i) Nan Fung Group Holdings Limited (“NFGHL”)

(ii) NF Investment Holdings Limited (“NFIHL”)

(iii) Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”)

(iv) Pivotal bioVenture Partners Fund I, L.P. (“Pivotal”)

(v) Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”)

(vi) Pivotal bioVenture Partners Fund I U.G.P. Ltd. (the “Ultimate General Partner”)

(vii) Pivotal Partners Ltd (“Pivotal Partners”)

(viii) Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences,” and together with Pivotal, Pivotal GP, Ultimate General Partner, and Pivotal Partners, the “Pivotal Entities”)

Pivotal GP is the general partner of Pivotal, and Ultimate General Partner is the general partner of Pivotal GP. Ultimate General Partner is wholly-owned by Pivotal Partners. Pivotal Partners is wholly-owned by Pivotal Life Sciences. Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences, and Nan Fung Life Sciences is wholly-owned by NFIHL, which is wholly owned by NFGHL. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

a

(b)

The correspondence address of each of the Pivotal Entities is 501 Second Street, Suite 200, San Francisco, CA 94107. The principal business address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The registered office address of NFIHL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c)

The principal business of the Pivotal Entities is to make investments. The principal business of each of NFGHL, NFIHL and Nan Fung Life Sciences is investment holding. The principal business of the members of the Executive Committee of NFGHL is to manage and make decisions with respect to such investments.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the individuals listed in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the individuals listed in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Pivotal is a Cayman Islands exempted limited partnership. Pivotal GP is a Cayman Islands exempted limited partnership. Ultimate General Partner is a Cayman Islands exempted company. Pivotal Partners is a Cayman Islands exempted company. Pivotal Life Sciences is a Cayman Islands exempted company. Nan Fung Life Sciences, NFIHL and NFGHL are incorporated in the British Virgin Islands. Mr. Kam Chung Leung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are citizens of the Hong Kong Special Administrative Region of the People’s Republic of China. Mr. Frank Kai Shui Seto is a citizen of Canada. Mr. Vincent Sai Sing Cheung and Ms. Vanessa Tih Lin Cheung are citizens of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

Pivotal acquired 576,923 shares of Common Stock in the Issuer’s initial public offering for an aggregate purchase price of $7,499,999. In March of 2020, Pivotal acquired 10,789,193 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Shares”). The aggregate purchase price of the Preferred Shares and the Warrants was $14,999,999. The source of the funds used for the purchase of the Common Stock and the Series B Shares was the working capital of Pivotal. In connection with the closing of the Issuer’s initial public offering, the Series B Shares held by Pivotal automatically converted into shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired and beneficially own the shares of Common Stock reported on this Schedule 13D for investment purposes.

Rob Hopfner, R.Ph., Ph.D., is an officer of Pivotal bioVenture Partners Investment Advisor LLC and is a director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the shares of Common Stock (or any derivative thereof). In addition, the Reporting Persons may engage, either directly or indirectly through Mr. Hopfner, in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure, and the composition of the Issuer’s Board of Directors.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates to or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 31,199,970 outstanding shares of Common Stock, as reported by the Issuer in its prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on July 30, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

Pivotal purchased 576,923 shares of Common Stock in the Issuer’s initial public offering at a purchase price of $13.00 per share. Upon the closing of the Issuer’s initial public offering, the Series B Shares held by Pivotal converted into 1,694,388 shares of Common Stock.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

Pursuant to a lock-up agreement (the “Lock-Up Agreement”) signed in connection with the Issuer’s initial public offering, Pivotal, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the representatives of the underwriters in the initial public offering (the “Representatives”), subject to certain exceptions, not to sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period ending on the date that is 180 days after the date of the prospectus in connection with the Issuer’s initial public offering, except with the prior written consent of the Representatives.

Registration Rights Agreement

On July 28, 2021, the Issuer, Pivotal and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them. The registration of shares of the Issuer’s Common Stock pursuant to the exercise of these registration rights would enable Pivotal and the other holders to sell such shares without restriction under the Securities Act of 1933, as amended, when the applicable registration statement is declared effective. Under the Registration Rights Agreement, the Issuer will pay all expenses relating to such registrations, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Registration Rights Agreement includes customary indemnification and procedural terms.

The descriptions of the Lock-Up Agreement and the Registration Rights Agreement contained in this Item 6 are qualified in their entirety by reference to the full text of the agreements, which are attached hereto as Exhibit 2 and Exhibit 3, and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Registration Rights Agreement, dated as of July 28, 2021 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2021 (File No. 001-40693)

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257655)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021

NAN FUNG GROUP HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

By:	/s/ Cheung Vincent Sai Sing
Name:	Cheung Vincent Sai Sing
Title:	Director

NF INVESTMENT HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name:	Tang Chun Wai Nelson
Title:	Director

By:	/s/ Leung Wei Ping Ronald
Name:	Leung Wei Ping Ronald
Title:	Director

NAN FUNG LIFE SCIENCES HOLDINGS LIMITED

By:	/s/ Sun Xintong
Name:	Sun Xintong
Title:	Director

PIVOTAL BIOVENTURE PARTNERS FUND I, L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.
Its General Partner,

By: PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD
Its General Partner,

	By:	/s/ Cheung Vincent Sai Sing
	Name:	Cheung Vincent Sai Sing
	Title:	Director

PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD
Its General Partner,

	By:	/s/ Cheung Vincent Sai Sing
	Name:	Cheung Vincent Sai Sing
	Title:	Director

PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD

By:	/s/ Cheung Vincent Sai Sing
Name:	Cheung Vincent Sai Sing
Title:	Director

PIVOTAL PARTNERS LTD

By:	/s/ Sun Xintong
Name:	Sun Xintong
Title:	Director

PIVOTAL LIFE SCIENCES HOLDINGS LIMITED

By:	/s/ Sun Xintong
Name:	Sun Xintong
Title:	Director